

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 15, 2015

<u>Via E-mail</u>
Ford Tamer, Ph.D.
Chief Executive Officer
Inphi Corporation
2953 Bunker Hill Lane, Suite 300
Santa Clara, California 95054

   Re: Inphi Corporation
   Form 10-K for the fiscal year ended December 31, 2014
   Filed March 10, 2015
   File No. 001-34942

Dear Dr. Tamer:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Geoff Kruczek for

                              Amanda Ravitz
                              Assistant Director
                              Office of Electronics and Machinery

cc (via e-mail): Davina K. Kaile, Esq.
               Pillsbury Winthrop Shaw Pittman LLP